National Security Life and Annuity Company

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

July 24, 2012

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	National Security Variable Account N
NScore Premier Individual Variable Annuity
Post-Effective Amendment No. 13
File Nos. 811-10619 & 333-125856

Dear Ms. Roberts:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on July 3, 2012. Registrant filed the Post-Effective Amendment with the Commission on May 24, 2012 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) contemporaneously with nine other post-effective amendments (collectively, along with the Post-Effective Amendment, the “filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comments

•	The comments are given as to NScore Premier. To the extent any comments apply to the other filings, please make them in those filings.

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, National Security Variable Account N, our responses are applicable to each such filing:

Product filing	40 Act File No.	33 Act File No.
NScore Value, Post-Effective Amendment No. 11	811-10619	333-131513
NScore Xtra, Post-Effective Amendment No. 20	811-10619	333-76350
NScore Lite, Post-Effective Amendment No. 20	811-10619	333-76352
NScore Lite II, Post-Effective Amendment No. 5	811-10619	333-156428
NScore Lite III, Post-Effective Amendment No. 3	811-10619	333-164068
NScore Xtra II, Post-Effective Amendment No. 3	811-10619	333-164074
NScore Premier II, Post-Effective Amendment No. 3	811-10619	333-164071
NScore Flex, Post-Effective Amendment No. 3	811-10619	333-164072
NScore Wrap, Post-Effective Amendment No. 3	811-10619	333-164076

Ms. Roberts

July 24, 2012

1. General Comment – Due to the length and information contained in the supplement, the Staff believes it is more appropriate to fold the information contained in the supplement into the prospectus. If the information is not included in the full prospectus, the Staff believes there needs to be additional disclosure and certain format changes to make the disclosure easier to follow by the contract owner.

Response: The Registrant will fold the language included as a supplement in the filings in the prospectuses for the respective products in the post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

2. Fee Table (p.1) – Please include a footnote on the “maximum possible total separate account expenses” similar to footnote 6 included in the prospectus.

Response: Since the information in the supplement will now be included in the prospectus, footnote 6 will be included with the “maximum possible total separate account expenses.”

3. Investment Restrictions for Certain Optional Riders (p.4) – Please disclose some details about the Managed Volatility Model in the supplement.

Response: Since the information in the supplement will now be included in the prospectus, more information about the Asset Allocation Models is available in the section “Optional Asset Allocation Models.” Additionally, the disclosure regarding the GWLB Plus, Joint GLWB Plus and GPP (2012) investment restrictions has been revised as follows:

If you select the GLWB Plus, Joint GLWB Plus or GPP (2012) rider, your purchase payments and Contract Value must be allocated in accordance with the restrictions specified below. Your purchase payments and Contract Value must be allocated in compliance with (a) or (b):

(a)	100% must be allocated to the Managed Volatility Model. The Managed Volatility Model is one of our Asset Allocation Models. It seeks to provide protection from market downturns and more consistent returns over time. See “Optional Asset Allocation Models.” Please contact us at 1-888-925-6446 or your registered representative for more detailed information on the Model…..

4. Summary of Optional Death Benefit Riders (p.11) – Should “to their heirs” be included in the summaries for the Premium Protection death benefit riders under the column “Who May Want to Consider the Rider”?

Response: The Premium Protection death benefits are reduced dollar for dollar for withdrawals that do not exceed the allowable withdrawals under the GLWB Plus riders. In contrast, the Premium Protection Plus death benefits are not reduced for withdrawals that do not exceed the allowable withdrawals under the GLWB Plus riders until the contract anniversary after the annuitant turns 85. Therefore the Premium Protection death benefits are more appropriate for those who want to ensure the return of their principal during their lifetime and are not as concerned with leaving their original principal, or as much of their original principal, to their heirs.

Ms. Roberts

July 24, 2012

5. GLWB Base (p.13) – Please bold the last sentence of the first paragraph.

Response: The requested change has been made.

6. Annual Credit Rates and Maximum Annual Withdrawal Percentages – The Staff believes that the reservation of rights to change annual credit rates and maximum withdrawal percentages in the future is not relevant to current sales and should be deleted.

Response: The Registrant believes such disclosure is appropriate and relevant to current sales so current purchasers are aware that if they do not purchase a GLWB rider at this time the rates and withdrawal percentages available at a later time may not be the same. To clarify, the disclosure on the annual credit rate has been revised to reflect it is a reservation of rights on new “riders” issued in the future versus new “contracts” issued in the future.

7. Deferral Credit Rider(p.14) – Please confirm that the correct age for the deferral credit rider with the Joint GLWB Plus is the youngest Participating Spouse’s 78th birthday, versus the 70th birthday.

Response: The Registrant confirms that the correct age for the deferral credit rider for the Joint GLWB Plus is the youngest Participating Spouse’s 78th birthday.

8. Maximum Annual Withdrawals (p.15) – Please bold the last paragraph of the section.

Response: The requested change has been made.

9. Lifetime Annuity Period (p.15) – In the first paragraph, last sentence, please explicitly state what the impact is on the death benefit riders of entering the Lifetime Annuity Period instead of using a cross-reference.

Response: The first paragraph of the section has been revised to read as follows:

During the Lifetime Annuity Period, we will pay you monthly payments in an annual amount equal to the then current annual withdrawal amount you may take under the GLWB Plus rider for the lifetime of the annuitant. Once you enter the Lifetime Annuity Period, we will not accept any additional purchase payments and you will no longer be eligible for any further increases in the GLWB base. Furthermore, except for the Premium Protection death benefit rider or the Premium Protection Plus death benefit rider which continue if you enter the Lifetime Annuity Period on the contract anniversary following the annuitant’s 95th birthday, the contract will only provide the benefits under the GLWB Plus rider.

10. Lifetime Annuity Period – annuity payout date (p.16) – Please disclose the annuity payout date if it is not extended to the contract anniversary immediately following the annuitant’s 95th birthday.

Response: The relevant sentence has been revised as follows:

With the GLWB Plus rider, we will delay the annuity payout date under your contract (which is not later than the first of the month following the annuitant’s 90th birthday) to the contract anniversary immediately following the annuitant’s 95th birthday.

Ms. Roberts

July 24, 2012

11. Guaranteed Lifetime Withdrawal Benefit (Joint Life) Plus (p.18) – Please set forth support for the second sentence of the first paragraph in the section.

Response: The withdrawals under the Joint GLWB are based on the youngest Participating Spouse’s age as opposed to the GLWB Plus rider under which the withdrawals are based on the annuitant’s age. Therefore, if the Joint GLWB Plus rider has entered the Lifetime Withdrawal Period and the annuitant dies, the surviving spouse’s income cannot decrease based on the terms of the rider. Under the GLWB Plus, however, because the maximum annual withdrawals are based on the annuitant’s age if the annuitant dies while in the Lifetime Withdrawal Period, the surviving spouse’s income (as he or she is now the annuitant) could decrease. The first paragraph has been revised as follows:

We also currently offer a Guaranteed Lifetime Withdrawal Benefit (Joint Life) Plus rider (“Joint GLWB Plus”) at the time the contract is issued. The Joint GLWB Plus differs from the GLWB Plus because allowable withdrawals under the rider are calculated based upon the youngest Participating Spouse’s age. Because of this, the surviving spouse’s income will not decrease upon the annuitant’s death if he or she was in Lifetime Withdrawal Period at the time of death. Subject to the conditions described, the Joint GLWB Plus rider provides a guaranteed level of withdrawals from your contract in each contract year, beginning when the youngest spouse is age 59 1/2 for the lifetime of you and your spouse. The Joint GLWB Plus rider may help protect you from the risk that you and your spouse might outlive your income. The Joint GLWB Plus differs from electing spousal continuation under the GLWB Plus because you have the potential to have a higher GLWB base upon the death of the first spouse, who is also the annuitant, with the Joint GLWB Plus. The Joint GLWB Plus has a higher charge than the GLWB Plus.

12. Guaranteed Lifetime Withdrawal Benefit (Joint Life) Plus (p.18) – Please explain in correspondence the rationale for spousal continuation under the Joint GLWB Plus.

Response: The Joint GLWB Plus is available where either (a) the two Participating Spouses are joint owners and one is the annuitant or (b) one Participating Spouse is the owner and annuitant and the other is the sole beneficiary. Spousal continuation of the underlying contract is only available if the sole, primary beneficiary is the surviving spouse of the owner and annuitant and there is either no surviving owner or the surviving spouse is also the sole surviving owner. In order to continue to receive the benefits of the Joint GLWB Plus, the surviving spouse must elect to continue the underlying contract and the rider. If, for example the surviving Participating Spouse is the sole beneficiary, if he or she does not choose to continue the contract as owner and annuitant, he or she would have to choose one of the settlement options described in the Death Benefit section of the prospectus and would have no further benefits under the contract.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Senior Associate Counsel